Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: March 2, 2004

     On March 2, 2004, a French language version of the following report was first published in Le Dauphin Bleu, the French language version of Sanofi-Synthelabo’s in-house magazine. In addition, over the next month, a translation of the original French text will appear in various local language versions of Le Dauphin Bleu, including in The Blue Dolphin, the English-language version of the magazine that will be distributed to English speaking employees of Sanofi-Synthelabo.

* * * *

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthélabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

Attendance broke all-time records at the Four Seasons George V hotel in Paris on February 16, when analysts and journalists responded in droves to Sanofi-Synthélabo’s invitation. The Group’s results always attract a crowd, but the bid for Aventis gave a further good reason to attend.

Outstanding
performance
in 2003

JEAN-FRANÇOIS DEHECQ UPPED THE ANTE RIGHT FROM THE OUTSET, stating that 2003 results were “excellent once again - and surely among the best in the industry,” that R&D had had great results, and that the net earnings per share was substantially on the rise.

Business growth in all areas

This meant strong business growth (on a comparable basis) with a 15.6 % increase for consolidated sales and a 20.4 % rise in developed sales. This spells double-digit growth for the fifth year in a row. This advance also covers all regions: with a 32.9 % increase in the United States — the best performance in the sector —10.4% growth in Europe and 13.1 % for the rest of the world, in both cases higher than the market average. This growth also extends to all products,with a 26.9 % increase for the 10 leading medicines which now account for 67.3 % of global sales, compared to 61.3 % last year. The rest of the portfolio is also doing very well, with an increase of 2.2%, apart from Corotrope®/Primacor® (no patent) and

Ticlid®. Additional proof, therefore, that “there are no small products or small countries”, as Jean-François Dehecq likes to remind us.

A very productive year for Research

The R&D portfolio is particularly rich (56 compounds under development, 19 of them in an advanced phase (IIb and III)) and managed to build up a number of very good results in 2003. First in strategic products, with several launches and indication extensions in various countries for Plavix®, Aprovel®, Eloxatin®, Arixtra®, and Uroxatral®. There were also positive results in five phase III trials, paving the way for major new strategic products. These include the EURIDIS and ADONIS trials for anti-arrhythmic dronedarone in atrial fibrillation, the ZOLADULT trial for Ambien® CR for prolonging sleep without sides effects,and the STRATUS US (smoking cessation) and RIO-Lipids trials (for obese and dyslipidemic patients) for Rimonabant, now called Acomplia®. There were also positive results in two phase IIb trails, one ●●●

●●● for saredutant, in major depression and the other for aquaretic SR# 121 463. All these confirm the excellent quality of our R&D, and provide a base for durable growth.

Stronger than forecast growth again in EPS

Earnings per share, before exceptional items and goodwill amortization, once against grew strongly by 21.5%, to reach 2.94 euros a share, compared to 2.42 euros last year, even higher than what was forecast in September. It is worth noting that the Group delivered this performance despite an increase in R&D spend (which is up 8%) and an unfavorable foreign exchange effect, mainly due to the low dollar. If pegged against the 2002 exchange rate, the increase in EPS would actually have reached 35.5%. In his summing up, Jean-François Dehecq returned to the three keywords for 2003 growth — strong, durable and profitable. Growth was strong because it represented one of the highest increases in sales in the business, supported by a policy tailored to each country and each product. It was durable because of the Group’s very high level of research, which has the capacity to discover innovative, promising medicines. And because it is profitable,the Group can provide jobs for people, reward shareholders who put their trust in us, develop further research,equip the organization effectively and promote it in the marketplace.

Jean-François Dehecq: “So, you will say, with solid fundamentals and the results we have seen, what more can we do? Well, we can go even further. For a Company that was created from nothing in 1973 to reach the stage we are at today just thirty years later is not bad at all. But we certainly can do better, and we have a duty to do better. Which I why I offer you the strategic offer for Aventis, so that we can progress even further,” he concluded. ■

© PAGES 3 & 4 I PHOTOTHEQUE SANOFI-SYNTHELABO I DR

SANOFI-SYNTHELABO MIXED PURCHASE /EXCHANGE OFFER TO AVENTIS On January 26, Sanofi-Synthelabo launched a bid for Aventis, with the aim of building a large global pharmaceutical company, deeply anchored in Europe. This would become the leading group in Europe and third worldwide, able to meet the grand challenges in R&D and in marketing major innovative medicines. With strong roots in France and Germany, this new group would also be strongly present in the United States and all other regions of the world, and would benefit from the industry's third largest R&D budget. Ever since the bid was launched on January 26, the French and international press have shown enormous interest in the operation. More than sixty interviews - with Jean-Francois Dehecq, of course, but also with Gerard Le Fur and Hanspeter Spek - have been published in the major French and internal media. The figures speak for themselves - 2,500 citations worldwide across all medias in just three weeks! By comparison, the annual average is around 10,000. And new records will be broken in the months to come! But even through it seems as everything has already been said, you can still keep asking questions. T his is why Communication Division is to publish an updated version of 'La Lettre Bleue', which will give you specific information on the topic. I t will only be printed in French, but you can consult it in French and English on immedi@. There is also an e-mail box where you can send in questions: lalettrebleue@sanofi-synthelabo.com "This communication is not an offer to sell or exchange any securities and it is not soliciting an offer to buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction (including Italy and Japan) in which such offer, solicitation, sale, purchase or exchange is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction."

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